[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 30, 2014

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Vocus, Inc.
Schedule 14D-9 filed April 18, 2014
SEC File No. 005-81364

Dear Mr. Duchovny:

I am writing on behalf of Vocus, Inc. (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 25, 2014 (the “Comment Letter”) with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on April 18, 2014 (the “Schedule 14D-9”).

This letter and the Company’s Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today. In addition to making the EDGAR filings, we are delivering a hard copy of this letter along with a courtesy copy of the Schedule 14D-9 Amendment.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

Mr. Daniel F. Duchovny

April 30, 2014

Interest of Certain Persons, page 6

1.	Please disclose the proceeds that each of your officers and directors will receive from tendering shares in the offer.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” beginning on page 1 of the Schedule 14D-9 Amendment.

Background and Reasons for the Company Board’s Recommendation, page 13

2.	Revise this section to describe in detail the negotiation of the tender and support agreements with Okumus, Mr. Rudman and Mr. Vintz.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” beginning on page 1 of the Schedule 14D-9 Amendment.

3.	Revise the first bullet point on page 21 to describe what specifically about the current and historical financial condition, results of operations, competitive position in its industry, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company” supported the board’s recommendation.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation” beginning on page 2 of the Schedule 14D-9 Amendment.

Certain Company Projections, page 33

4.	Please tell us, with a view toward revised disclosure, why you only disclosed “certain” projections and not the entire set of projections provided to Stifel.

Response: The Company respectfully submits that it believes that the Schedule 14D-9 contains the material non-public, forward-looking information concerning the Company’s anticipated operating performance that was provided to Stifel and relevant to stockholders’ ability to evaluate

Mr. Daniel F. Duchovny

April 30, 2014

Stifel’s fairness opinion and the related discussion of the discounted cash flow analysis. The Company disclosed in the Schedule 14D-9 the financial projections for the years 2014 through 2019 that it provided to Stifel. The Company did not provide to GTCR or any other bidder financial projections for any year beyond 2014. The Company respectfully submits that it believes including the full level of detail of the projections provided to Stifel would add complexity and length to the Schedule 14D-9 without providing Company stockholders any meaningful incremental benefit.

The Company respectfully believes that the request to provide the “entire set of projections provided to Stifel” is neither mandated by the specific disclosure items of Schedule 14D-9 nor contemplated by Section 14(e) of the Securities Exchange Act of 1934 or Rule 14d-9 or Rule 14e-2 thereunder. Because the Company believes that it has disclosed all material projected financial information, the Company believes that no revision to the existing disclosure is required.

In response to the staff’s comment, however, the Company has revised the header and first paragraph under “Item 8. Additional Information—Certain Company Projections” beginning on page 2 of the Schedule 14D-9 Amendment to clarify that the range of years of the financial projections provided in the Schedule 14D-9 was the same range of years provided to Stifel for its fairness opinion analysis as marked below.

~~Certain~~ Company Projections.

While the Company has from time to time provided limited earnings and revenue guidance to stockholders, the Company’s management does not as a matter of course make public projections as to future performance or earnings and is wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance for the fiscal years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019 (detailed in the ~~“Summary Management Forecast~~ “Consolidated Financial Projections” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to Stifel. The Company did not provide financial projections covering any additional years to Stifel. A subset of these financial projections covering only the year 2014 ~~were~~ was also provided to GTCR during its due diligence process prior to the execution of the Merger Agreement.

5.	On a related note, it appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Response: In response to the staff’s comment, the Company has revised and supplemented its disclosure under “Item 8. Additional Information—Certain Company Projections” beginning on page 3 of the Schedule 14D-9 Amendment to comply with Rule 100 of Regulation G.

Mr. Daniel F. Duchovny

April 30, 2014

ANNEX A

6.	You may not disclaim responsibility for your disclosure. Please revise the third full paragraph on page A-1 accordingly.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Annex A” beginning on page 3 of the Schedule 14D-9 Amendment to remove the disclaimer of responsibility for its disclosure.

* * * * *

The Company has provided the acknowledgements requested by the staff in a separate written statement, which is included as an exhibit to this letter.

We hope that the foregoing and the revisions set forth in the Schedule 14D-9 Amendment have been responsive to the staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4815.

Sincerely,

/s/ Margaret A. Brown

Margaret A. Brown

cc:	Stephen A. Vintz, Executive Vice President and Chief Financial Officer of Vocus, Inc.
Edward Sonnenschein, Latham & Watkins LLP
Bradley C. Faris, Latham & Watkins LLP

Exhibit A

STATEMENT

As requested by the staff of the Division of Corporation Finance of the Commission, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name:	Stephen A. Vintz
Title:	Executive Vice President and Chief Financial Officer